Exhibit 21

Palladyne AI Corp.

Significant Subsidiaries (as of December 31, 2025)

The following are the subsidiaries of Palladyne AI Corp.:

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
RE2, LLC	Delaware
ZeptoVision Inc.	Delaware
MKR Fabrication LLC	Michigan
MKR Fabrication Properties, LLC	Michigan
Warnke Precision Machining, LLC	Michigan
Palladyne Corp.	Utah
Sarcos Group LC	Utah
GuideTech, LLC	Utah

* Inclusion on the list above is not an admission that any of the above entities, individually or in the aggregate, constitutes a significant subsidiary within the meaning of Rule 1-02(w) of Regulation - and Item 601(b)(21)(ii) of Regulation S-K.